UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of Registrant’s name into English)

Zürichstrasse 38

8306 Brüttisellen

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

PIPE Agreements

On March 4, 2021, Global Blue Group Holding AG (the “Company”) and certain investors entered into Share Purchase and Subscription Agreements (the “PIPE Agreements”), pursuant to and on the terms and subject to the conditions of which the investors have committed to subscribe for and purchase a total of 6,666,665 ordinary shares of Global Blue Group Holding AG for an aggregate purchase price of $70,000,000, at $10.50 per share, payable in cash. The proceeds from the subscriptions and purchases under the PIPE Agreements will be used to finance the acquisition of ZigZag Global Limited and the closing of the subscriptions and purchases are subject to, and will occur substantially concurrently with, the closing of such acquisition. The closing of the acquisition is scheduled to occur at or before the end of March 2021 (unless such date is changed by the parties to the acquisition agreement) and is not subject to conditions. Copies of the PIPE Agreements are filed as exhibits 10.1, 10.2 and 10.3 to this Form 6-K.

EXHIBIT INDEX

Exhibit 10.1: Share Purchase and Subscription Agreement, dated as of March 4, 2021, entered into by Global Blue Group Holding AG and Alyeska Master Fund, L.P.

Exhibit 10.2: Share Purchase and Subscription Agreement, dated as of March 4, 2021, entered into by Global Blue Group Holding AG and Wells Fargo Global Small Cap Fund.

Exhibit 10.3: Share Purchase and Subscription Agreement, dated as of March 4, 2021, entered into by Global Blue Group Holding AG and Wells Fargo Special Small Cap Value Fund.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Blue Group Holding AG
(Registrant)

Date:	March 8, 2021	By:	/s/ JACQUES STERN
Name: Jacques Stern
Title: CEO